
Mail Stop 3010

May 10, 2011

<u>VIA U.S. MAIL AND FAX (562)733-5281</u>

Mr. Thomas M. Herzog
Executive Vice President and Chief Financial Officer
HCP, Inc
3760 Kilroy Airport Way
Suite 300
Long Beach, California, 90806

      Re: HCP, Inc
              Form 10-KSB for the year ended December 31, 2010
              File No. 001-08895

Dear Mr. Herzog:

      We have reviewed your response letter dated April 21, 2011 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Thomas Herzog
HCP, Inc
May 10, 2011
Page 2

Form 10-K for the year ended December 31, 2010

Financial Statements

Notes to Consolidated Financial Statements

(12) Commitments and Contingencies, page F-30

1. We have considered your response to our prior comment 2. Please tell us whether
    or not HCP was a party to the management agreements between the tenants and
    Sunrise. If not a party, please tell us how the tenant can obligate HCP without
    agreeing to the terms. We are also unclear from your response how you were able
    to conclude that it was essential to terminate the management agreements in order
    to obtain the lease agreements with Emeritus. Explain to us whether the non-
    disturbance rights in the management agreements specifically prohibited the
    company from leasing the properties to a new tenant. Lastly, please tell us how
    management determined that the tenants were VIEs and that Sunrise was the
    primary beneficiary and why that enables management to view these entities as
    one entity.

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Please understand that we may have additional comments after reviewing your responses
to our comments.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the
undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief